OUVO, INC.

January 8, 2007

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E. Mail Stop 4561

Washington D.C.

20549

Attention: Eric McPhee

RE:   Ouvo, Inc.

        Form 10-KSB for the year ended December 31, 2005

        Filed August 29, 2006

        File No. 000-49838

Dear Mr. McPhee:

Thank you for your comments dated December 5, 2006, related to our disclosure for Ouvo, Inc. (“Company) on Form 10-KSB, filed with the Securities and Exchange Commission on August 29, 2006. We enclose herewith one black line copy and one red line copy of our amended Form 10KSB/A for your attention.

Please direct any additional comments to the following:

      Kent Caraquero

      Chief Executive Officer

      Ouvo, Inc.

      325-3495 Cambie Street

      Vancouver, British Columbia V5Z 4R3

      Telephone: (604) 725-4160

      Facsimile: (604) 608-9010

The following is our detailed response to your comments:

Form 10-K for the year ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-2

1.     Please revise your financial statements to include a signed accountant’s report.

Response:

We have revised our financial statements to include a signed accountant’s report.

   325-3495 CAMBIE STREET

VANCOUVER

BRITISH COLUMBIA

V5Z 4R3

Statements of Cash Flows, page F-6

2.

In future filings, please revise your statements of cash flows to provide separate disclosure of cash flows from discontinued operations within all three categories of cash flows – operating, investing, and financing. Alternatively, you may revise your statements of cash flows so that cash flows relating to discontinued operations are not set out separately. Refer to section 9 of the Interpretation of FASB Statements No. 95 and 102, “Statements of Cash Flows.”

Response:

In future filings we will either present our statements of cash flows to provide separate disclosure of cash flows from discontinued operations for all three categories of cash flows – operating, investing and financing or will present collectively.

In connection with responding to your comment we acknowledge that:

●	the Company is responsible for the adequacy and the accuracy of the disclosure in this filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information provided above is responsive to your comment. Should you have any additional comments or questions regarding the Company’s filing on Form 10-KSB/A, please contact us.

Yours faithfully,

/s/ Kent Carasquero

Kent Carasquero, chief executive officer